Exhibit 99.1

Femto Technologies Inc. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE

On October 7, the Nasdaq Listing and Hearing Review Council affirmed a decision by the Nasdaq Hearing Panel to delist the Company’s securities, based on a failure to meet the minimum bid price requirement, without having to decide on the issue of “public interest”

(October 9, 2025) – Femto Technologies Inc. (OTCID: FMTOF) (“Femto” or the “Company”), announced that the Nasdaq Listing and Hearing Review Council (the “Council”) has affirmed the Nasdaq’s Hearing Panel decision of June 20, 2025, to delist the Company’s securities from trading on the Nasdaq Stock Market.

The Council stated that its decision was based solely on technical reasons, relating to the Company’s continued failure to comply with the Minimum Bid Price requirement in accordance with Nasdaq Rule 5550(a)(2).

In its decision, the Council noted:

“At the time of the Hearings Panel decision, the Company was in violation of the Bid Price Rule.... The foregoing grounds alone were adequate to warrant the Hearings Panel delisting the Company’s securities. The Council need not also decide whether the Hearings Panel had reasonable public interest grounds for doing so”

In accordance with Nasdaq Rule 5825, the Nasdaq Board of Directors reserves the right to review the Board’s decision at its discretion, Therefore, the Company is considering submitting a request to the Nasdaq board of directors to review the Council’s decision.

The Company may also seek a review before the Securities and Exchange Commission and the federal courts. In addition, it is reviewing listing options on other stock exchanges

At the same time, the company continues to operate according to the recovery plan to improve its capital structure. It will also carry on its research and development activities and promote sales of the company’s products as planned.

About Femto Technologies Inc.

Femto Technologies Inc. (OTCID: FMTOF) is a cutting-edge femtech company spearheading transformative advancements in wellness technology. With a strong emphasis on AI-driven solutions, Femto is dedicated to innovating products that enhance well-being through intelligent technology integration.

ABOUT SENSERA

Sensera is a feminine wellness device designed to bridge the gap between feminine pleasure and wellness, providing a holistic self-care experience that adapts to a woman’s changing needs. Sensera utilizes Femto’s proprietary Smart Release System (SRS) technology, including machine learning and AI, to enhance feminine wellness. Sensera is a CES Innovation Awards® 2025 Honorary in the AI category.

For more information on Sensera, please visit www.senserawellness.com and follow us on Instagram, Facebook, and YouTube.

MEDIA CONTACT

For product demonstration and media

Samantha Breen

Opportunity PR (for Sensera)

samantha@opportunitypr.com

+1 949.290.2834

COMPANY CONTACT

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@femtocorp.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended and under Canadian securities laws. When used in this press release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, unanticipated regulatory requests and delays, final patents approval, and those factors discussed in filings made by the company with the Canadian securities regulatory authorities, including (without limitation) in the company’s management’s discussion and analysis for the year ended December 31, 2024 and annual information form dated March 31, 2025, which are available under the company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on March 31, 2025. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.